                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)

                               (AMENDMENT NO. 6)*

                              The Brazil Fund, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
--------------------------------------------------------------------------------
                         (Title and Class of Securities)

                                    105759104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Bruno Sangle-Ferriere
                             Carrousel Capital Ltd.
                              203-205 Brampton Road
                                 London SW3 1LA
                                +44 20 7823 7044
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  June 29, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
                               (Page 1 of 9 Pages)

---------------------                                   -----------------------
CUSIP No. 105759104               SCHEDULE 13D               PAGE 2 OF 9 PAGES
-------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Carrousel Fund Ltd.
-------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)  [X]
                                                            (b)  [ ]
-------------------------------------------------------------------------------
    3     SEC USE ONLY
-------------------------------------------------------------------------------
    4     SOURCE OF FUNDS*
          OO
-------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)               [ ]
-------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION
          Cayman Islands
-------------------------------------------------------------------------------
                          7    SOLE VOTING POWER
                                         0
                       --------------------------------------------------------
   NUMBER OF SHARES       8    SHARED VOTING POWER
     BENEFICIALLY                  484,600
       OWNED BY        --------------------------------------------------------
    EACH REPORTING        9    SOLE DISPOSITIVE POWER
     PERSON WITH                         0
                       --------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER
                                   484,600
-------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     484,600
-------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                       [ ]
-------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          2.98%
-------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
          CO; IV(1)
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!




--------------------

(1) Not registered under the Investment Company Act of 1940.

---------------------                                   -----------------------
CUSIP No. 105759104               SCHEDULE 13D               PAGE 3 OF 9 PAGES
------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          The Carrousel Fund II Limited
------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)  [X]
                                                            (b)  [ ]
------------------------------------------------------------------------------
    3     SEC USE ONLY
------------------------------------------------------------------------------
    4     SOURCE OF FUNDS*
          OO
------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)               [ ]
------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION
          Cayman Islands
------------------------------------------------------------------------------
                          7    SOLE VOTING POWER
                                           0
                       -------------------------------------------------------
   NUMBER OF SHARES       8    SHARED VOTING POWER
     BENEFICIALLY                    485,400
       OWNED BY        -------------------------------------------------------
    EACH REPORTING        9    SOLE DISPOSITIVE POWER
     PERSON WITH                           0
                       -------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER
                                     485,400
------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     485,400
------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*       [ ]
------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          2.99%
------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
          CO; IV(1)
------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!



--------------------
(1) Not registered under the Investment Company Act of 1940.

---------------------                                   -----------------------
CUSIP No. 105759104               SCHEDULE 13D               PAGE 4 OF 9 PAGES
-------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Carrousel Capital Ltd.
-------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)  [X]
                                                            (b)  [ ]
-------------------------------------------------------------------------------
    3     SEC USE ONLY
-------------------------------------------------------------------------------
    4     SOURCE OF FUNDS*
          N/A
-------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)               [ ]
-------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION
          United Kingdom
-------------------------------------------------------------------------------
                          7    SOLE VOTING POWER
                                        0
                       --------------------------------------------------------
   NUMBER OF SHARES       8   SHARED VOTING POWER
     BENEFICIALLY                 970,185
       OWNED BY       ---------------------------------------------------------
    EACH REPORTING        9   SOLE DISPOSITIVE POWER
     PERSON WITH                        0
                      ---------------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                                  970,185
-------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    970,185
-------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*  [ ]
-------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         5.97%
-------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*
         CO; IA(1)
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!







------------------
(1) Not registered under the Investment Advisers Act of 1940.

---------------------                                   -----------------------
CUSIP No. 105759104               SCHEDULE 13D               PAGE 5 OF 9 PAGES
-------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Bruno Sangle-Ferriere
-------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)  [X]
                                                            (b)  [ ]
-------------------------------------------------------------------------------
    3     SEC USE ONLY
-------------------------------------------------------------------------------
    4     SOURCE OF FUNDS*
          N/A
-------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)               [ ]
-------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION
          France
-------------------------------------------------------------------------------
                          7    SOLE VOTING POWER
                                         0
                       --------------------------------------------------------
   NUMBER OF SHARES       8    SHARED VOTING POWER
     BENEFICIALLY                  970,185
       OWNED BY       ---------------------------------------------------------
    EACH REPORTING        9    SOLE DISPOSITIVE POWER
     PERSON WITH                         0
                      ---------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER
                                   970,185
-------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  970,185
-------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*  [ ]
-------------------------------------------------------------------------------
   13    PERCENT  OF CLASS REPRESENTED BY AMOUNT  IN  ROW (11)
         5.97%
-------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*
         IN
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                   -----------------------
CUSIP No. 105759104               SCHEDULE 13D               PAGE 6 OF 9 PAGES
--------------------------------------------------------------------------------

         This Amendment No. 6 to the Statement on Schedule 13D amends Items 4, 5, 6 and 7 of the Statement on Schedule 13D originally filed with the Securities and Exchange Commission on April 5, 2004 and amended by Amendment No. 1 filed on May 7, 2004 (and filed on May 26, 2004 under the proper form type), Amendment No. 2 filed on May 26, 2004, Amendment No. 3 filed on September 27, 2004, Amendment No. 4 filed on October 24, 2004 and Amendment No. 5 filed on December 22, 2004 by the Carrousel Fund Ltd. ("Carrousel Fund I"), The Carrousel Fund II Limited ("Carrousel Fund II"), Carrousel Capital Ltd. ("Carrousel"), and Bruno Sangle-Ferriere ("Sangle-Ferriere" and, collectively with Carrousel Fund I, Carrousel Fund II and Carrousel Capital, the "Reporting Persons") with respect to the shares of common stock, $0.01 par value per share (the "Common Stock"), of The Brazil Fund, Inc., a Maryland corporation (the "Fund").

ITEM 4.  PURPOSE OF TRANSACTION.

         Item 4 is hereby amended by adding the following:

         On June 30, 2005, in accordance with Section 2.11 of the Fund's Restated By-Laws, Carrousel sent a letter (the "2005 Nomination Letter") to the Fund to provide notice of its intent to nominate each of Francis Rupert Chad Lea, John Le Prevost, James Best and Gordon Muir-Carby for election as directors of the Fund at the Fund's 2005 Annual Meeting of Stockholders.

         Carrousel intends to nominate these individuals so that, if elected, the nominees can assist in the consummation of the measures announced by the Fund's board of directors in December 2004 and continue to look after the best interests of all remaining stockholders.

         As disclosed in the 2005 Nomination Letter, Francis Rupert Chad Lea is a financial consultant of MSS Capital; John Le Prevost is a managing director of Anson Group Limited; James Best is a financial consultant of Best & Company; and Gordon Muir-Carby is chairman of Muir & Co Ltd. The foregoing description of the 2005 Nomination Letter is not intended to be complete and is qualified in its entirety by the complete text of the 2005 Nomination Letter, which is filed as Exhibit A hereto and is incorporated herein by reference.

         Other than as set forth above, none of the Reporting Persons or, in the case of non-individual Reporting Persons, any of their directors or executive officers identified in Item 2, have any present plans or proposals which relate to or could result in, any of the matters referred to in paragraphs (a) through
(j), inclusive, of Item 4 of Schedule 13D (although they reserve the right to develop any such plans or proposals).

---------------------                                   -----------------------
CUSIP No. 105759104               SCHEDULE 13D               PAGE 7 OF 9 PAGES
--------------------------------------------------------------------------------


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is hereby amended and restated in its entirety to read as follows:

         (a) As of the date hereof, Carrousel and Sangle-Ferriere beneficially own: (i) 185 shares of Common Stock, which represents less than 0.01% of the shares of Common Stock outstanding; (ii) 484,600 shares of Common Stock together with Carrousel Fund I, which represents approximately 2.98% of the shares of Common Stock outstanding; and (iii) 485,400 shares of Common Stock together with Carrousel Fund II, which represents approximately 2.99% of the shares of Common Stock outstanding. Previously, Carrousel and Sangle-Ferriere beneficially owned an additional 613,200 shares of Common Stock held in more than one discretionary account managed for an unaffiliated third party (the "Accounts"); however, the investment management agreement between Carrousel and the third party terminated effective June 29, 2005, and Carrousel and Sangle-Ferriere no longer have beneficial ownership of such shares. Accordingly, Carrousel and Sangle-Ferriere are, as of the date hereof, beneficial owners of an aggregate of 970,185 shares of Common Stock, constituting approximately 5.97% of the shares of Common Stock outstanding. To the knowledge of each of the Reporting Persons, no other person identified in Item 2 beneficially owns any shares of Common Stock.

         (b) As of the date hereof, Carrousel and Sangle-Ferriere: (i) have sole voting and dispository power with respect to 185 shares of Common Stock; and
(ii) share the power to vote and dispose of 484,600 shares of Common Stock with Carrousel Fund I and 485,400 shares of Common Stock with Carrousel Fund II. Previously, Carrousel and Sangle-Ferriere had sole voting and dispository power with respect to an additional 613,200 shares of Common Stock held in the Accounts; however, the investment management agreement between Carrousel and the third party terminated effective June 29, 2005, and Carrousel and Sangle-Ferriere no longer have voting and/or dispository power with respect to such shares. Accordingly, Carrousel and Sangle-Ferriere, as of the date hereof, having voting power and dispositive power over an aggregate of 970,185 shares of Common Stock, constituting approximately 5.97% of the shares of Common Stock outstanding. To the knowledge of each of the Reporting Persons, no other person identified in Item 2 shares the power to vote or dispose of any shares of Common Stock. The information contained in Item 2 relating the persons identified in this Item 5(b) is incorporated by reference.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 is hereby amended and restated in its entirety to read as follows:

         Carrousel is the exclusive investment manager to Carrousel Fund I and Carrousel Fund II pursuant to certain agreements dated June 2003 and September 2003, respectively.

         Carrousel had managed the Accounts pursuant to that certain investment management agreement effective as of November 20, 2002. The investment management agreement was terminated effective June 29, 2005.

---------------------                                   -----------------------
CUSIP No. 105759104               SCHEDULE 13D               PAGE 8 OF 9 PAGES
--------------------------------------------------------------------------------


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Item 7 is hereby amended by adding the following:

Exhibit A.        Letter, dated June 30, 2005, from Carrousel Capital Ltd. to
                  The Brazil Fund, Inc.

---------------------                                   -----------------------
CUSIP No. 105759104               SCHEDULE 13D               PAGE 9 OF 9 PAGES
--------------------------------------------------------------------------------


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: July 6, 2005



                                        THE CARROUSEL FUND LTD.

                                        By: /s/ Bruno Sangle-Ferriere
                                            -----------------------------------
                                             Name:     Bruno Sangle-Ferriere
                                             Title:    Attorney-in-fact

                                        THE CARROUSEL FUND II LIMITED

                                        By: /s/ Bruno Sangle-Ferriere
                                            -----------------------------------
                                             Name:     Bruno Sangle-Ferriere
                                             Title:    Attorney-in-fact

                                        CARROUSEL CAPITAL LTD.

                                        By: /s/ Bruno Sangle-Ferriere
                                            -----------------------------------
                                             Name:     Bruno Sangle-Ferriere
                                             Title:    Director


                                            /s/ Bruno Sangle-Ferrier
                                            -----------------------------------
                                            Bruno Sangle-Ferrier